Exhibit 1

Media Relations Jorge Pérez	Investor Relations Eduardo Rendón	Analyst Relations Lucy Rodriguez
+52(81) 8888-4334 mr@cemex.com	+52(81) 8888-4256 ir@cemex.com	+1(212) 317-6007 ir@cemex.com

CEMEX’S NET INCOME GROWS 41%

•	Net income was U.S.$289 million in the second quarter of 2017, an increase of 41% compared to the same period last year. For the first half of the year it reached U.S.$626 million, the highest net income for this period since 2008.

•	Total debt plus perpetual notes decreased by U.S.$676 million during the quarter.

MONTERREY, MEXICO, JULY 26, 2017– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached U.S.$3.6 billion during the second quarter of 2017, an increase of 2% on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, versus the comparable period in 2016. Operating EBITDA decreased by 8% during the quarter to U.S.$696 million versus the same period in 2016. Operating EBITDA adjusted for working days, reflecting the effect of Holy Week and Ramadan, declined 5% during the quarter on a year-over-year basis.

CEMEX’s Consolidated Second-Quarter 2017 Financial and Operational Highlights

•	The increase in consolidated net sales on a like-to-like basis was due to higher prices of our products in local currency terms in Mexico and the U.S., as well as higher volumes in our Europe region.

•	Operating earnings before other expenses, net, in the second quarter decreased by 11%, to U.S.$478 million.

•	Controlling interest net income during the quarter improved to U.S.$289 million, from an income of U.S.$205 million in the same period last year.

•	Operating EBITDA decreased during the quarter by 8% on a like-to-like basis, to U.S.$696 million.

•	Operating EBITDA margin decreased by 1.6 percentage points on a year-over-year basis to 19.5%, reflecting in part an increase in raw materials in some of our ready-mix operations, higher energy and freight costs, as well as an unfavorable regional mix effect.

•	Free cash flow after maintenance capital expenditures for the quarter was U.S.$353 million, compared with U.S.$478 million in the same quarter of 2016. The conversion rate of EBITDA into free cash flow after maintenance capex during the quarter reached 51 percent.

Fernando A. Gonzalez, Chief Executive Officer, said: “Our second quarter operating and financial performance was essentially in line with our expectations as of the first quarter: good results in Mexico, the U.S. and Europe; increasing challenges in Colombia and Egypt, and to a much lesser extent the Philippines. In addition, we continue to further strengthen our balance sheet where the financial markets have allowed us to execute on our targets a bit faster than we anticipated earlier in the year.

Regarding our debt, we are pleased to see our discipline and consistency in reducing our leverage continues to translate into an improvement in our credit ratings. During the quarter, S&P placed our BB-minus credit rating on positive credit watch.

In line with our targets, we applied the proceeds from our free cash flow generation and asset sales mainly for debt reduction. Our total debt declined by U.S.$676 million during the quarter and by U.S.$3.4 billion since the end of 2015.

As we announced last week, we entered into a new facilities agreement for U.S.$4.05 billion under enhanced conditions reflecting our improved credit profile, extending the average life and reducing the cost of debt.”

Consolidated Corporate Results

During the second quarter of 2017, controlling interest net income was U.S.$289 million, an improvement over a gain of U.S.$205 million in the same period last year.

Total debt plus perpetual notes decreased by U.S.$676 million during the second quarter and by U.S.$1.1 billion during the first six months of the year.

Geographical Markets Second-Quarter 2017 Highlights

Net sales in our operations in Mexico increased 5% on a like-to-like basis in the second quarter of 2017 to U.S.$810 million, compared with U.S.$796 million in the second quarter of 2016. Operating EBITDA increased by 3% on a like-to-like basis versus the same period of last year, to U.S.$302 million.

CEMEX’s operations in the United States reported net sales of U.S.$916 million in the second quarter of 2017, an increase of 4% on a like-to-like basis from the same period in 2016. Operating EBITDA reached U.S.$170 million in the quarter, an increase of 19% on a like-to-like basis versus a gain of U.S.$156 million in the same quarter of 2016.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of U.S.$479 million during the second quarter of 2017, representing a decrease of 9% on a like-to-like basis over the same period of 2016. Operating EBITDA decreased 33% on a like-to-like basis to U.S.$120 million in the second quarter of 2017, from U.S.$153 million in the second quarter of 2016.

In Europe, net sales for the second quarter of 2017 increased 2% on a like-to-like and on a year-over-year basis to U.S.$934 million. Operating EBITDA was U.S.$109 million for the quarter, 11% lower on a like-to-like basis than the same period last year.

Operations in Africa, Middle East and Asia reported a 5% decrease on a like-to-like basis in net sales for the second quarter of 2017, to U.S.$327 million, versus the second quarter of 2016, and operating EBITDA for the quarter was U.S.$49 million, down 38% on a like-to-like basis from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.